UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 24, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Southern Gas Pipeline Project

Dear Sirs:

Today, Gasoducto Sur Peruano S.A. ("GSP"), company owner of the concession "Improvements to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline" (the "Concession"), and of which our subsidiary Negocios de Gas S.A. is a shareholder with 20%, received a notification from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the “Concession Contract”) and requested as well the execution of the Guarantee of Fulfillment of the Concession Contract.

As a consequence, it is the responsibility of the Ministry of Energy and Mines to comply with the provisions of the Concession Agreement for the termination of the Concession, which includes, among others, the determination of the Net Book Value of the Concession’s assets ("VCN"), and then call a public auction for the transfer of the Concession’s assets to a new concessionaire.

As reported in our Relevant Information Communications dated November 25, 2016 and January 20, 2017, pursuant to the Concession Agreement, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum payment of 72.25% of the VCN to the 100% of the VCN that is a function of the result of the auction.

According to the analysis made by the Graña y Montero Group with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US $ 220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$ 129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Contract that amounts to US $ 52.5 million. In the case where the payment reaches 100% of the VCN, these amounts would be fully recovered.

Assuming a conservative position, the Consolidated Financial Statements of Graña y Montero S.A.A. corresponding to fiscal year 2016 will be prepared registering a provision for impairment of the investment of US$ 35 million after taxes, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN.

As a result of the termination of the Concession, Grupo Graña y Montero must meet three specific commitments:

(i)  US$ 150 million loan structured for 5 years with a syndicate of banks led by Credit Suisse with which Graña y Montero S.A.A. has been holding conversations so that the terms and conditions of the credit are maintained as originally agreed.

(ii)  US $ 129 million corresponding to the corporate guarantee issued by Graña y Montero S.A.A in relation to the Bridge Loan in favor of GSP to which a first payment of US$ 30 million will be applied as it has already been determined as part of the structuring of the balance.

(iii)  US$ 52.5 million owed to Chubb Insurance Company, the issuer of the Guarantee of Fulfillment of the Concession Contract, with which the necessary actions have been taken in order to determine the terms for the payment of such debt.

Although the Group considers that in all scenarios, the payment of the VCN and the operating cash flows of the Graña y Montero Group will provide it with the sufficient and necessary liquidity to cover 100% of these financial obligations, it considers that it must and can resolve these obligations before collecting this payment.

Therefore, for some months the Group has been working on a divestiture plan that will be presented in the next board of January 26, 2017 for approval. The total amount of assets is US$ 550 million, of which the Group expects to sell US$ 300 million, which added to an EBITDA that in the last 12 months has exceeded US$ 200 million shows that the Group can meet these obligations without setbacks.

Despite the reduction in the Backlog of Grupo Graña y Montero, by the end of 2016 this would amount to US $ 3,828 million, which is equivalent to 2 times the revenues of 2016 (1.95 times in 2015 and 1.85 times in 2014).

Finally, it should be emphasized that aside from the situation described above, the other operations of the Group’s subsidiaries will operate normally with their own capital and financing needs, as they have been doing until today.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 24, 2017